Exhibit 99.1

Medigus: Eventer and Safee Will Enable Artists and Producers to Create and Sell NFTs

Eventer will enable its customers to originate, monetize and sell digital assets through Safee’s NFT-based social network platform

Tel Aviv, Israel -- October 20, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that its affiliate Eventer Technologies Ltd (47.69%), a smart ticketing platform enabling producers and venues to create virtual conferences and events, signed a memorandum of understanding (MOU) with Safee Cyber Technologies Ltd., a non-fungible token (NFT) technology company.

Eventer is a developer of advanced technology solutions for creating, marketing and managing events, including virtual events and conferences. By joining forces, Eventer will provide its customers, including original content creators and artists, with the ability to create and sell NFTs related to digital events, content and digital assets across Safee’s platform. Per the MOU, Eventer’s customers will have the opportunity to distribute their digital assets on a recurring revenue basis. Eventer and Safee will work in a revenue share model, based on Safee’s commission from NFT sales.

Safee’s social network allows creators and collectors to easily create, own, engage, control and trade digital goods. Safee’s mission is to expand the reach of NFTs to mass market buyers, creators, digital artists, illustrators, photographers, musicians, regular consumer digital content creators and more.

At a time when everyday users have become digital media producers, creators and artists, the intellectual property rights of digital creations (art, photos, videos, news, etc.) are rarely clear since the basic ownership model of the physical world does not translate to the virtual one. Connecting the two platforms will pave the way for creators to create content on Eventer’s smart platform and upload it to Safee’s NFT platform, allowing them to retain ownership and monetize their original creations. Moreover, as part of the MOU, each partner will share a stake in the other’s success. Upon the signing of a definitive agreement, Eventer will allocate to Safee ordinary shares of Eventer, and Safee will allocate to Eventer ordinary shares of Safee. The respective amounts will reflect Safee’s valuation of approximately. $35 million and Eventer’s valuation of approximately. $30 million.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus is using forward-looking statements in this press release when it discusses the potential for the investment in Safee to lead to profitable growth for the future. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com